EXHIBIT 8

March 17, 2005

Ms. Sarah Moore, Chief Financial Officer

The Colonial BancGroup, Inc.

P.O. Box 1109

Montgomery, AL 36101

Re: Merger of The Colonial BancGroup, Inc. and FFLC Bancorp, Inc.

Dear Ms. Moore:

You have requested the opinion of PricewaterhouseCoopers LLP (“the Firm”) as to certain U.S. Federal income tax consequences of the transaction contemplated by the Agreement and Plan of Merger dated January 14, 2005 (the “Agreement”), between FFLC Bancorp, Inc. (“FFLC”), a Delaware corporation, and The Colonial BancGroup, Inc. (“Colonial BancGroup”), also a Delaware corporation, as described in detail below. Section I of this letter (the “Opinion Letter”) contains the facts and assumptions upon which our opinion is based. Section II contains our opinion (the “Opinion”). Section III contains the caveats and limitations upon which the Opinion is based.

Capitalized terms not otherwise defined herein have the meaning set forth in the Agreement. Unless otherwise indicated, all “section” references used herein refer to the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations promulgated thereunder (the “Regulations”).

I.	Statement of Facts, Representations and Assumptions

FFLC is a publicly held (NASDAQ symbol FFLC) savings and loan holding company whose wholly-owned subsidiary, First Federal Savings Bank of Lake County (the “Subsidiary”), provides corporate and retail banking services principally in Lake County, Florida. The Subsidiary, a domestic corporation, owns all of the stock of Lake County Service Corporation (“LCSC”), which is also a domestic corporation. FFLC also directly owns FFLC Statutory Trust I (the “Trust”). FFLC’s principal office is in Leesburg, Florida. FFLC, Subsidiary, and LCSC join in the filing of a consolidated return for federal income tax purposes.

Colonial BancGroup is a publicly traded (New York Stock Exchange (“NYSE”) symbol CNB) bank holding company with a wholly-owned domestic subsidiary, Colonial Bank N.A. (“Colonial Bank”). Colonial Bank provides corporate and retail banking services and products in Alabama, Florida, Georgia, Nevada, Tennessee and Texas. Colonial BancGroup is substantially larger in terms of fair market value than FFLC. FFLC and Colonial BancGroup are unrelated parties.

FFLC and Colonial BancGroup have entered into the Agreement for valid business reasons and business purposes set forth in the draft Registration Statement on Form S-4 (“Registration Statement”) containing the Proxy Statement/Prospectus prepared by Colonial BancGroup and FFLC in connection with the Merger, as defined below.

A.	The Merger

Contingent upon shareholder approval, pursuant to the Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), FFLC will merge with and into Colonial BancGroup (the “Merger”) on the effective date (the “Effective Date”). Upon the Merger, FFLC will cease to exist and Colonial BancGroup will continue as the surviving corporation, carrying on the historic business operations of FFLC and Colonial BancGroup (“Resulting Corporation”). All rights, franchises and interests of FFLC and Colonial BancGroup, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer.

On the Effective Date, each share of FFLC common stock issued and outstanding immediately prior to the Merger will be converted by operation of law into either (i) two shares of Colonial BancGroup common stock, or (ii) $42.00 cash. The FFLC common shares will be cancelled by operation of law.

The Agreement allows each FFLC shareholder to choose how many shares of his or her FFLC common stock will be converted to Colonial BancGroup common stock and how many shares of his or her FFLC common stock will be converted to cash, subject to certain restrictions described below. A FFLC shareholder may elect (by election procedures set out in the Registration Statement containing the Proxy Statement/Prospectus) to receive only Colonial BancGroup common stock, only cash, or some combination of both, provided that as a result of such election, Colonial BancGroup shall not be obligated to pay more than an amount of cash (“the Maximum Cash Amount”) equal to 35% of the outstanding common stock of FFLC on the Effective Date times $42.00 ($79,501,819, assuming that there are 5,408,297 shares of FFLC outstanding on the Effective Date). If, in the aggregate, FFLC shareholders elect to receive cash exceeding the Maximum Cash Amount, then all of FFLC shareholders electing to receive cash in the Merger will have the amount of cash they elected to receive reduced and the amount of Colonial BancGroup common stock they elected to receive increased on a pro rata basis. FFLC shareholders not submitting an election will receive only Colonial BancGroup common stock in the Merger.

No fractional shares of Colonial BancGroup common stock shall be issued, and each holder of shares of FFLC stock having a fractional interest arising upon the conversion of such shares into shares of Colonial BancGroup stock shall, at the time of the surrender of the certificates previously representing FFLC stock, be paid by Colonial BancGroup an amount in cash equal to such fractional interest multiplied by $42.00.

If, prior to the Effective Date, Colonial BancGroup common stock is changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of Colonial BancGroup common stock, an adjustment will be made in the number of shares of Colonial BancGroup common stock into which the FFLC common stock will be converted in the Merger.

FFLC has granted options to various employees, which entitle the holders to acquire shares of FFLC common stock. In the Merger, an option to purchase one share of FFLC common stock will become an option to purchase two shares of Colonial BancGroup common stock, each for half of the exercise price of the employee’s current FFLC stock option. Alternatively, a holder of FFLC stock options may exchange his FFLC stock options for the right to receive a cash payment equal to $42.00 multiplied by the number of shares of FFLC common stock that would have been issued if such FFLC options had been exercised less the aggregate exercise price.

FFLC may continue to pay regular quarterly dividends to its shareholders prior to the Effective Date in the normal course of its business, but is restricted from paying any extraordinary dividends by the Agreement.

B.	Documents Relied Upon In Rendering Opinion

For purposes of the opinion set forth below, we have reviewed and relied upon (i) the Agreement, (ii) the draft Registration Statement containing the Proxy Statement/Prospectus, (iii) representations made to us by FFLC, dated March 4, 2005, and (iv) representations made to us by Colonial BancGroup, dated March 10, 2005.

C.	Assumptions

We have assumed that: (i) the statement of facts in Section I hereof is a complete and accurate statement of the material facts relating to the Merger, (ii) both Colonial BancGroup and FFLC will comply with all reporting

Ms. Sarah Moore

March 17, 2005

obligations with respect to the Merger required under both the Code and the Regulations; (iii) all signatures on all documents presented to us are genuine, all documents submitted to us as originals or reproductions thereof are accurate originals or reproductions thereof, all information submitted to us was accurate, true and authentic, and all persons executing and delivering originals or copies of documents examined by us were duly authorized and competent to execute and deliver such documents; (iv) there are no material changes in facts or law between the date hereof and the Effective Date; and (v) the aggregate fair market value of the Colonial BancGroup common shares to be delivered to FFLC shareholders in the Merger, equal at least 50 percent of the aggregate fair market value of the total consideration paid to the FFLC shareholders in the Merger (including cash paid in lieu of fractional shares and cash paid to dissenters). Any inaccuracy in, or breach of any of the aforementioned statements, representations, and assumptions, could adversely affect our opinion. No ruling has been (or will be) sought from the Internal Revenue Service by Colonial BancGroup or FFLC as to the U.S. federal income tax consequences of any aspect of the Merger.

II.	Opinion

Based upon and subject to the foregoing, as well as the qualifications to, and limitations set forth below, it is our opinion that the Merger will constitute a tax-free reorganization described in section 368(a)(1)(A) of the Code. As such, the following federal income tax consequences will result to Colonial BancGroup, FFLC, and FFLC shareholders who exchange their shares of FFLC common stock for shares of Colonial BancGroup common stock:

1.	No gain or loss will be recognized by Colonial BancGroup or FFLC as a result of the Merger;

2.	The FFLC shareholders will not recognize any gain or loss related to Colonial BancGroup common stock received in exchange for their shares of FFLC common stock. To the extent that both cash and stock are received by a shareholder in the Merger, gain (but not loss) will be recognized. FFLC shareholders receiving dividends from FFLC prior to the Effective Date will be taxed on those distributions in accordance with section 301 of the Code.

3.	The tax basis of the Colonial BancGroup common stock received by each FFLC shareholder will equal the tax basis of such shareholder’s FFLC shares held at the time of the Merger, decreased by the amount of cash received by such FFLC shareholder in the Merger, and increased by the amount of gain or dividend, if any, to the shareholder which was recognized on such exchange.

4.	The holding period of the Colonial BancGroup common stock received by the FFLC shareholders will include the holding period during which the FFLC common stock held at the time of the Merger was held, provided that such stock was held as a capital asset in the hands of the FFLC shareholders on the Effective Date; and

5.	The cash received by a FFLC shareholder in lieu of a fractional share interest of Colonial BancGroup common stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Colonial BancGroup stock which he or she would otherwise be entitled to receive and will qualify for capital gain or loss treatment, provided that such stock is held as a capital asset in the hands of the FFLC shareholder on the date of the Merger.

III.	Caveats and Limitations

The conclusions reached in this opinion represent and are based upon our best judgment regarding the application of federal income tax laws arising under the Internal Revenue Code, judicial decisions, administrative regulations, published rulings and other tax authorities existing as of the date of this opinion. This opinion is not binding upon the Internal Revenue Service or the courts and there is no guarantee that the Internal Revenue

Ms. Sarah Moore

March 17, 2005

Service will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. PricewaterhouseCoopers LLP undertakes no responsibility to advise any party or shareholder of any new developments in the application or interpretation of the federal income tax laws.

This opinion does not address any federal tax consequences of the transactions set forth herein, or transactions related or proximate to such transactions, except as specifically set forth herein. This opinion does not address any state, local, foreign, or other tax consequences that may result from any of the transactions set forth herein, or transactions related to such transactions. This opinion may not be relied upon by any other party to this transaction or in any other transaction without our prior written consent.

This opinion is based upon the representations, documents, facts, and assumptions that have been included or referenced herein and the assumption that such information is accurate, true, and authentic. This opinion does not address any transactions other than those described herein. This opinion does not address any transactions whatsoever if all the transactions described herein are not consummated as described herein without waiver or breach of any material provision thereof or if the assumptions set forth herein are not true and accurate at all relevant times. In the event any one of the facts or assumptions is incorrect, in whole or in part, the conclusions reached in this opinion might be adversely affected.

Very truly yours,

/s/    PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Ms. Sarah Moore

March 17, 2005